January 27, 2020

William Shawn Clark
President and Chief Executive Officer
Viabuilt Ventures, Inc.
2475 N. John Young Parkway
Orlando, FL 32804

       Re: Viabuilt Ventures Inc.
           Form 8-K
           Filed December 31, 2019
           File No. 333-188753

Dear Mr. Clark:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 8-K filed December 31, 2019

The Share Exchange Transaction, page 3

1. You disclose on page three and 26 that you issued 7,000,000 shares to William Shawn
      Clark and Thomas Wentz, the former holders of Firetainment. However,
Section 1.3 of the
      Amended Share Agreement dated September 1, 2019, filed as Exhibit 2.1, indicates that you issued 7,000,000 shares of its common stock to William Shawn Clark and Thomas
      Clark. Please reconcile these inconsistencies.
2. You disclose that you will initially reserve 2,500,000 authorized, unissued shares of common stock for grant awards under the 2019 Incentive Compensation Plan. We note that Section 4.1 of the 2019 Incentive Plan filed as Exhibit 10.1 states that the maximum number of shares of common stock that may be issued and sold under the plan is ten million shares. Please clarify, if true, here and on page 23 that maximum number of shares of common stock that may be issued and sold under the plan is ten million shares.
 William Shawn Clark
FirstName LastNameWilliam Shawn Clark
Viabuilt Ventures, Inc.
Comapany NameViabuilt Ventures, Inc.
January 27, 2020
January 27, 2020 Page 2
Page 2
FirstName LastName
Firetainment's Patented Products, page 6

3. You disclose that a complete product catalog is available online at www..com/fire-pit-
         table-collection/. This does not appear to be a working website. Please revise.
Risk Factors, page 9

4. Please revise your Form 8-K to highlight a shareholder s inability to rely upon Rule 144 to resell their stock until one year from the date when all of the required Form 10 information is provided. Please note the resale restrictions imposed by Rule 144(i) and add risk factor disclosure where appropriate.
Executive Compensation, page 22

5. We note that you entered into an employment agreement with Mr. Clark that became effective in 2019. Please revise your summary compensation table accordingly. Please revise to include the information required by Item 402 of Regulation
S-K
Description of Securities, page 26

6.       We note your disclosure that Mr. Clark received 1,000,000 Class A
Common Stock
         Purchase Warrants. Please revise to include the information required by Item 202 of
         Regulation S-K.

Exhibit 10.2, page 27

7. Please file an executed copy of your employment agreement with Mr. Clark as an exhibit to the Form 8-K. See Item 601(b)(10) of Regulation S-K.
Exhibit 99.1
Note 13 - Subsequent Events, page 28

8. Please disclose the actual date through which subsequent events were evaluated as required by ASC 855-10-50-1. This comment is also applicable to your subsequent event disclosures on page 12 of Exhibit 99.2.
Exhibit 99.3, page 29

9. Your disclosure indicates that the pro forma data includes the balance sheet as of
         December 31, 2018 and the results of operations for the nine months ended September 30,
         2019; however, it appears that you have included the balance sheet as of September 30,
         2019, not December 31, 2018 as described in your disclosure. Please revise your opening disclosure to properly identify the balance sheet provided in the exhibit. Please also revise your filing to include the appropriate pro forma income statement information which should include the latest fiscal year and interim period included in the filing.
 William Shawn Clark
Viabuilt Ventures, Inc.
January 27, 2020
Page 3
General

10. We note disclosure on page three that you completed the Share Exchange Agreement on
         December 19, 2019, and on page 13 that you closed the transaction on December 23,
         2019. Please make your disclosures consistent.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Mindy Hooker, Staff Accountant at (202) 551-3732 or John Cash,
Accounting Branch Chief, at (202) 551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood, Staff Attorney at (202)
551-3345 or Asia Timmons-Pierce, Special Counsel, at (202) 551-3754 with any other questions.



FirstName LastNameWilliam Shawn Clark                      Sincerely,
Comapany NameViabuilt Ventures, Inc.
                                                           Division of
Corporation Finance
January 27, 2020 Page 3                                    Office of
Manufacturing
FirstName LastName